	625 Madison Avenue 12th Floor New York NY 10022	Tel 212 308 8866 Fax 212 308 0132 www.dwpv.com

March 16, 2006	Bonnie J. Roe
Dir 212 588 5543
broe@dwpv.com
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: Linda Cvrkel

Re:	Centerplate, Inc. (the “Company”) Form 10-K for the Fiscal Year Ended December 28, 2004 File No. 001-31904
Dear Ms. Cvrkel:
     Set forth below are the Company’s responses to the comments provided by the staff of the Securities and Exchange Commission (the “Commission”) by letter dated January 24, 2006 with respect to the filings captioned above. The following responses are keyed to the sequential numbering of the comments contained in the Commission’s letter.
Form 10-K for the Fiscal Year Ended December 28, 2004
Item 1. Business
Clients and Services, page 2
1.	We have reviewed your response to our prior comment number 1, but we do not concur with your conclusion that the disclosure of revenues by type of service is unnecessary. Paragraph 36 of SFAS No. 131 acknowledges that some enterprises’ business activities are not organized on the basis of differences in related products and services; however, in such instances, entity-wide disclosures would still be required unless this information was provided as a part of reportable operating segment disclosures. Furthermore, the disclosures in your annual report on Form 10-K and your website appear to imply that management views the company’s catering services, concession services, management services, and merchandise and program sales services as separate and distinct services offered by your company. As such, please disclose the revenues from external customers for each of your major services in future filings, in accordance with paragraph 37 of SFAS No. 131. To the extent that providing information regarding the revenues generated by each of your major services in impracticable, please disclose that fact and why.

Securities and Exchange Commission
Attention: Linda Cvrkel
March 16, 2006

     Paragraph 37 of SFAS No. 131 states that an enterprise must “report the revenues from external customers for each product and service or each group of similar products and services” (italics added). The Company believes that the services it offers at each type of client are “groups of similar...services” within the meaning of paragraph 37.
     The grouping of services by type of facility is reflected in the way the Company contracts with each facility. The business section of the Company’s Annual Report on Form 10-K and the Company’s website both emphasize the types of facilities rather than the different types of services offered at each facility because the Company is mainly engaged in the business of providing food services (and ancillary services) at various types of venues. The Company’s Form 10-K for the fiscal year 2005 will provide further clarification. The Company respectfully submits that the breakdown of revenues suggested in the comment letter would be inconsistent with the way in which the Company views its business.
Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operation Liquidity and Capital Resources, page 25
2.	We note your response to our prior comment number 6 but do not believe that your proposed disclosure was fully responsive to our prior comment. In future filings, please revise the notes to your financial statements (in addition to MD&A) to disclose the nature and terms of the restrictions imposed on the Company’s ability to pay dividends under the terms of its various borrowing arrangements. Refer to the requirements outlined in Rule 4-08(3) of Regulation S-X.
     In future filings, the Company will provide the information required by Rule 4.08(3) of Regulations S-X in its financial statement notes.
Item 8. Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
2.	Summary of Significant Accounting Policies
-Accounting Treatment for IDSs, Common Stock Owned by Initial Equity Investors and Derivative Financial Instruments, page F-11
3.	We have reviewed your response to our prior comment number 12. However, we are still unclear as to how you calculated the weighted-average number of shares used to compute basic and diluted earnings per share for your common shares with the conversion option for the year ended December 31, 2003. Please tell us and

Securities and Exchange Commission
Attention: Linda Cvrkel
March 16, 2006

revise the notes to your financial statements to explain how you calculated the weighted average shares outstanding with the conversion option for 2003.
In future filings, the Company will include a table showing how the weighted average number of shares outstanding with the conversion option was calculated. The table will be added to the Summary of Significant Accounting Policies — Net Income (Loss) Per Share in the notes to the Company’s financial statements. The table is attached as Exhibit A to this letter.
4.	In addition, we note that you have indicated in your response to our prior comment number 12 that there will be no difference in the amount of net income/(loss) available to the holders of your two classes of common stock in future periods. However, we note that the statement of operations for fiscal year 2004 will be included in subsequent annual reports on form 10-K. As a result, we continue to believe that the net income available to each of your classes of common shareholders should be disclosed in your consolidated statement of operations. Please revise your statement of operations in future filings to disclose the net earnings allocated to each class of common shareholders. Refer to the guidance outlined in SAB Topic 6:B.
The Company will comply with the comment in future filings. Please see the expanded disclosure in note 2 to the Company’s interim financial statements included in its Quarterly Report on Form 10-Q for the third fiscal quarter of 2005 and the Annual Report on Form 10-K for fiscal 2005.
15. Demand for Registration, page F-23
5.	We have reviewed your response to our prior comment number 14, but we do not concur with your conclusion that the costs incurred in conjunction with registering the interests of the Initial Equity Investors qualify for capitalization. Although you state that your company would be entitled to receive approximately $0.8 million from the proceeds of the offering conducted on behalf of your Initial Equity Investors, it appears that the expenses of the offering are likely to exceed this amount, as you have capitalized $787,000 in costs prior to the completion of the offering. In addition, we do not believe that the relief of your liability (for the obligation to convert shares into subordinated notes) is the equivalent to the receipt of proceeds, as the liability recognized for the conversion right associated with the common shares does not reflect a cash obligation. As such, please revise your financial statements to record the costs incurred in conjunction with registering the interests of the Initial Equity Investors as expenses.

Securities and Exchange Commission
Attention: Linda Cvrkel
March 16, 2006

     Under the Company’s agreements with the Initial Equity Investors, the contemplated offering in 2004 was to have been structured as an exchange of a portion of the Initial Equity Investors’ stock for subordinated notes, followed by an offering of those notes coupled with the remaining stock to form IDSs. The offering would have been accounted for in the same manner as the initial offering of the IDSs in 2003, with the cash proceeds received in the offering going into the Company and then being paid out to the Initial Equity Investors to redeem their interest in the Company. Accordingly, the Company believes that the transaction should be treated as if the Company had conducted a primary offering of the notes and used the proceeds to redeem the shares that were acquired from the Initial Equity Investors in the transaction. From the proceeds of the offering, the Company would ultimately retain five months’ interest on the subordinated notes issued in the offering.
     Due to delays in completing this transaction, the Company determined in the fourth quarter of fiscal 2005 that the work performed in connection with the contemplated offering no longer had value in any future transaction and accordingly expensed the costs, which then totaled $1,006,000.
     The Initial Equity Investors continued to express an interest in doing the offering in discussions with the Company through November 2005. From the summer of 2004 through November 2005, the Company and the Initial Equity Investors regularly reviewed, revised and discussed the documentation necessary to conduct the offering. At no point during such period did the Initial Equity Investors indicate that they wished to abandon or defer the offering. In November 2005, the Initial Equity Investors informed the Company that due to various factors, including soft market conditions, the offering should be put on hold.
     Should you have any questions or comments with respect to the foregoing, please do not hesitate to contact the undersigned at (212) 588-5543 or Rina E. Teran, Associate General Counsel and Corporate Secretary of the Company, at (203) 975-5906. Please direct any future correspondence to Janet L. Steinmayer, President and Chief Executive Officer at 300 First Stamford Place, Floor 4W, Stamford, CT 06902.

Very truly yours,
/s/Bonnie J. Roe

BJR/mdp

cc:	Janet L. Steinmayer Kenneth R. Frick Rina E. Teran Jeannine Beerman

EXHIBIT A

	Shares Outstanding				Weighted Average
	Shares	Shares	Total	Multiply by	Shares	Shares
	without	with	Shares	Weighted	without	with
	Conversion	Conversion		Average	Conversion	Conversion
	Option	Option	Outstanding	(1)	Option	Option	Total

Shares Outstanding as of 12/31/2002	13,612,829	—	13,612,829	93.1%	12,667,493	—	12,667,493

Conversion Option Granted (2)	(13,612,829)	13,612,829	—
Repurchase of Stock 12/05/03		(6,844,502)	(6,844,502)
Issuance of Common Stock 12/05/03	16,785,450	—	16,785,450

Total Shares Outstanding as of 12/05/03	16,785,450	6,768,327	23,553,777	3.1%	512,889	206,810	719,699
Repurchase of stock 12/16/03		(2,707,330)	(2,707,330)
Issuance of Common Stock 12/16/03	1,678,545	—	1,678,545

Total Shares Outstanding as of 12/16/03 (3)	18,463,995	4,060,997	22,524,992	3.9%	718,044	157,928	875,972

Weighted Average Shares Outstanding as of 12/30/03					13,898,426	364,738	14,263,164

(1)	Weighted average based on number of days outstanding

(2)	Upon IPO existing stock was granted conversion option

(3)	No subsequent change in shares outstanding